EXHIBIT 11

                             NB CAPITAL CORPORATION
                        COMPUTATION OF EARNINGS PER SHARE

                                         Three-month period   Three-month period
                                               ended              ended
                                          September 30,       September 30,
                                                1999                 1998



 Net income                               $ 8,827,356         $ 9,223,557

 Deduct: Senior preferred stock
          and series A preferred
          stock dividends                   6,269,621           6,270,330
                                            ---------           ---------

                                 (A)     $  2,557,735         $ 2,953,227

 Common share outstanding        (B)              100                 100

 Earning per share               (A/B)   $     25,577.35      $    29,532.27





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